ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Perry Hindin, Special Counsel

Re:	Paratek Pharmaceuticals, Inc. Schedule 13E-3 filed June 30, 2023 File No. 005-81821 Preliminary Proxy Statement on Schedule 14A File No. 001-36066

Dear Mr. Hindin:

We are submitting this letter on behalf of Paratek Pharmaceuticals, Inc. (the “Company”) in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 20, 2023, with regards to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 30, 2023 (the “Preliminary Proxy Statement”) and the transaction statement on Schedule 13E-3 filed with the Commission on June 30, 2023 (the “Schedule 13E-3”) by the Company, GPC WH Fund LP, Novo Holdings A/S, Resistance GP LLC, Resistance TopCo L.P., Resistance Holdings, Inc., Resistance Intermediate, Inc., Resistance Acquisition, Inc., Resistance Merger Sub, Inc. and Evan Loh, M.D. (collectively, the “13E-3 Filing Persons”).

In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) and the 13E-3 Filing Persons are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy Statement and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italicized, bold type, followed in each case by the Company’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Preliminary Proxy Statement.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed June 30, 2023

Background of the Merger, page 23

1.

Refer to the third to last paragraph on page 39. Disclosure indicates that “Moelis updated the Company Board on…its discussions with Party D, including its current progress in diligence and that Moelis had reminded Party D multiple times that it would not likely have as long as its expected timeline to make a binding proposal to the Company.” Please disclose the outcome of discussions with Party D.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “Special Factors—Background of the Merger” appearing on page 40 of the Amended Preliminary Proxy Statement to reflect the outcome of discussions with Party D.

Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions, page 40

2.	Refer to the following disclosure:

•	“…the Company Board unanimously (i) determined that the Merger Agreement and the Contemplated Transactions are fair to, and in the best interests of, the Company and the holders of Shares…” (page 40)

•	“the Parent Entities believe that the Merger is substantively fair to the Company stockholders…” (page 60)

•	“…Dr. Loh believes that the Merger is substantively and procedurally fair to the Public Stockholders …” (page 63).

We note that “Public Stockholders” is defined to mean “Company stockholders that are not Management Stockholders,” or those certain members of the Company’s management team, including Dr. Loh, holding an aggregate of 4.73% of the outstanding Company Common Stock that entered into the Voting Agreement. In each of the above instances, the disclosure does not appear to satisfy the obligations of filing persons to provide the disclosure described in Item 1014(a) of Regulation M-A. Please refer to Exchange Act Rule 13e-3(d) and (e) and Item 8 of Schedule 13E-3, along with the definitions of “affiliate” and “unaffiliated security holder” in Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively. Please revise accordingly.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures under the headings “Special Factors—Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions” appearing on page 41 of the Amended Preliminary Proxy Statement, “Special Factors—Position of Parent Entities as to the Fairness of the Merger” appearing on pages 64 and 66 of the Amended Preliminary Proxy Statement, and “Special Factors—Position of Dr. Loh as to the Fairness of the Merger” appearing on pages 67 and 68 of the Amended Preliminary Proxy Statement to make clear that the Merger and the Contemplated Transactions are fair to the unaffiliated security holders (as defined by Rule 13e-3(a)(4) of the Exchange Act) of the Company.

3.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). It does not appear that the Board’s, Parent Entities’ or Dr. Loh’s analyses include the factors described in clauses (iii), (iv), (v) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to each filing person’s fairness determination. Please revise to include such discussion. In addition, if the procedural safeguard in Item 1014(c) was not considered by the filing persons, please explain why the Board, Parent Entities and Dr. Loh believe that the Rule 13e-3 transaction is fair in the absence of such safeguard. We note that the Parent Entities have expressly adopted the Board’s discussion of its analysis and resulting conclusions. To the extent that Dr. Loh intends to similarly rely on the Board’s analysis as opposed to describing his analysis in detail, he also must expressly adopt such discussion. Please revise accordingly.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosures under the heading “Special Factors—Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions” appearing on page 46 of the Amended Preliminary Proxy Statement to explain why the Company Board did not deem the factors described in clauses (iii), (iv), (v) and (viii) of Instruction 2 to Item 1014 of Regulation M-A to be material or relevant to its fairness determination. Additionally, the Company has supplemented the disclosure under the heading “Special Factors—Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions” appearing on page 46 of the Amended Preliminary Proxy Statement to explain why the Company Board believes the transaction is fair in the absence of the procedural safeguard in Item 1014(c) of Regulation M-A. Lastly, the disclosure under the heading “Special Factors—Position of Dr. Loh as to the Fairness of the Merger” appearing on pages 67 and 68 of the Amended Preliminary Proxy Statement has been revised to reflect Dr. Loh’s intention to expressly adopt the Company Board’s discussion of its analysis and resulting conclusions as to the fairness of the Merger and the other Contemplated Transactions.

Certain Company Management Forecasts, page 44

4.

Disclosure on page 44 discusses three “key” assumptions underlying the Forecasts. Please quantify such assumptions, where practicable, for the various forecast scenarios disclosed on pages 45 through 50. Please also quantify any additional assumptions referenced in this section. For example, but without limitation, the discussion on page 48 of the December 2022 Long-Range Plan indicates that “…at the direction of Company management, Moelis calculated, from the December 2022 Long-Range Plan Forecasts and based on information and assumptions provided by Company management, unlevered after-tax free cash flow as set forth below.”

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Special Factors—Certain Company Management Forecast” appearing on pages 47 through 54 of the Amended Preliminary Proxy Statement to address the Staff’s comment.

Miscellaneous, page 58

5.

Disclosure on page 59 indicates that “[i]n the past two years prior to the date hereof, Moelis has acted as financial advisor to Novo Nordisk A/S in connection with its acquisition of Forma Therapeutics Holdings, which was completed in October 2022, and for which Moelis received a customary fee. Novo Holdings holds a material interest in Novo Nordisk A/S.” Please quantify this fee. Refer to Item 1015(b)(4) of Regulation MA.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Special Factors—Opinion of the Company’s Financial Advisor” appearing on page 63 of the Amended Preliminary Proxy Statement to address the Staff’s comment.

Certain Effects of the Merger, page 65

6.	Please provide the disclosure described in Instruction 3 to Item 1013(d) of Regulation MA.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Special Factors—Certain Effects of the Merger” appearing on page 70 of the Amended Preliminary Proxy Statement to address the Staff’s comment.

Debt Financing, page 80

7.	Please provide all of the information described in Item 1007(d) of Regulation M-A, e.g. the stated and effective interest rates and the additional information described in Item 1007(d)(2).

Response to Comment 7:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Special Factors—Financing of the Merger—Debt Financing” appearing on pages 85 and 86 of the Amended Preliminary Proxy Statement to address the Staff’s comment.

Contingent Value Rights Agreement, page 84

8.

Please provide a more detailed discussion of the material terms of the CVRs and the CVR Agreement. For example, but without limitation, please provide greater detail regarding the “permitted deductions, payment under the Company’s contract with ASPR BARDA, certain government payments and certain royalty revenue” so that shareholders can more fully ascertain the likelihood of payment under the CVR Agreement and assess potential risks to achieving net sales exceeding $320 million on or prior to December 31, 2026. Include a discussion regarding the Parent’s ability pursuant to section 2.1 of the CVR Agreement to demand that the Rights Agent include as CVR Holders certain record holders of convertible notes who have elected to convert such notes into Merger Consideration. Explain the impact such action may have, if any, on the likelihood existing CVR Holders will receive the cash payment. In addition, with a view towards disclosure, please also discuss the material risks and uncertainties concerning the events that must occur for payments to be issued under the terms of the CVRs, the contractual rights, if any, that the CVR Holders may have against Parent and/or the Rights Agent pursuant to the CVR Agreement and any limitations on the enforcement of such rights.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Special Factors—Contingent Value Rights Agreement” appearing on pages 90 through 92 of the Amended Preliminary Proxy Statement to address the Staff’s comment.

*    *    *

Please do not hesitate to contact me at (617) 235-4824 if you have any questions.

Sincerely,

/s/ Tara Fisher Oh
Tara Fisher Oh

cc:	Bill Haskel, Esq. (Paratek Pharmaceuticals, Inc.)
Christopher Comeau (Ropes & Gray LLP)